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                            May 17, 2023

       Dennis Dean
       Chief Financial Officer
       AirSculpt Technologies, Inc.
       1111 Lincoln Road, Suite 802
       Miami Beach, FL 33139

                                                        Re: AirSculpt
Technologies, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated May
8, 2023
                                                            File No. 001-40973

       Dear Dennis Dean:

              We have reviewed your May 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 13, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 49

   1. We have reviewed your response to prior comment one and it appears that pre-opening de novo costs represent
costs incurred as part of the company   s growth strategy and such
                                                        costs are normal,
recurring expenses. Consistent with the guidance in Question 100.01 of the CD&I related to
Non-GAAP Financial Measures, updated December 13, 2022, please revise future filings
to remove the adjustment for pre-opening de novo costs from your non-GAAP measures.
   2. We note you use tax-adjusted amounts to reconcile Adjusted Net Income to Net loss.
                                                        Please tell us how your
presentation is consistent with Question 102.11 of the CD&I
 Dennis Dean
AirSculpt Technologies, Inc.
May 17, 2023
Page 2
         related to Non-GAAP Financial Measures, or revise your presentation to conform to the guidance.
      You may contact Christie Wong at 202-551-3684 or Michael Fay, Senior
Staff
Accountant, at 202-551-3812 with any questions.



                                                            Sincerely,
FirstName LastNameDennis Dean
                                                            Division of
Corporation Finance
Comapany NameAirSculpt Technologies, Inc.
                                                            Office of
Industrial Applications and
May 17, 2023 Page 2                                         Services
FirstName LastName